OMB APPROVAL

--------------------------
OMB Number: 3235-0145
Expires:  February 28,2009
Estimated average burden hours per response....15


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.        )*
                                          --------

                              Wegener Corporation
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                   948595104
                                 (CUSIP Number)

		Footprints Asset Management & Research, Inc.
				Stephen J. Lococo
				11422 Miracle Hills Drive
				Suite 208
				Omaha, NE  68154
				402-445-9333
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                December 11, 2006
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /X/

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM
ARE
NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB
CONTROL
NUMBER.

SEC 1746 (11-03)


CUSIP No. 948595104

1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).
    Footprints Asset Management & Research, Inc.
    86-1070985

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) / /

    (b) / /

3.  SEC Use Only


4.  Source of Funds (See Instructions)
    WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)
    N/A

6.  Citizenship or Place of Organization
    Nebraska


                7.  Sole Voting Power
  Number of         1,036,873 shares

   Shares
                8.  Shared Voting Power
Beneficially        -0-

Owned by Each
                9.  Sole Dispositive Power
  Reporting         1,036,873 shares

   Person
               10.  Shared Dispositive Power
    With            -0-


11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,036,873 shares


12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)
     N/A

13.  Percent of Class Represented by Amount in Row (11)
     8.24%


14.  Type of Reporting Person (See Instructions)
     IA


Item 1. Security and Issuer.

       This statement relates to shares of the common stock, $.01 par value per share (the "Shares"), of Wegener Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 13350 Technology Circle, Duluth,Georgia 30097.


Item 2. Identity and Background.

         (a) - (c)

        This Statement is filed by Footprints Asset Management & Research, Inc. ("FAMR"). Investment decisions made on behalf of FAMR are made through Stephen J. Lococo, president and portfolio manager of FAMR.
The principalbusiness address of FAMR and Mr. Lococo is 11422 Miracle Hills Drive,Suite 208, Omaha, NE 68154.

         (d) Mr. Lococo has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Lococo has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) FAMR is a Nebraska Corporation and Mr. Lococo is a citizen of the United States of America.


Item 3. Source and Amount of Funds or Other Consideration.

         The aggregate purchase price of the 1,036,873 Shares owned by FAMR is $1,619,023.74. Shares owned by FAMR were acquired with the funds of each separately managed account.


Item 4. Purpose of the Transaction.

         Mr. Lococo purchased the Shares based on his belief that the Shares,when purchased, were undervalued and represented an attractive investment opportunity.

         Mr. Lococo does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs
(a) - (j) of Item 4 of Schedule 13D, except subparagraph (d), in which
Mr. Lococo was appointed, effective December 11, 2006, by the current Board of Directors to fill a vacancy on the board.


Item 5. Interest in Securities of the Issuer.

         (a)-(b)

         The aggregate percentage of Shares reported owned by FAMR is based upon 12,579,051 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-k for the fiscal year ended September 1, 2006.

         As of December 11, 2006, FAMR beneficially owned 1,036,873 Shares, constituting approximately 8.24% of the Shares outstanding. Mr. Lococo, as President of FAMR, has the sole authority to vote and dispose of such Shares.

         (c) The following is a list of all transactions in the Issuer's Shares during the past sixty days by the Reporting Persons. All of such transactions were effected in the open market.

                               Type of        No. of Shares       Purchase
Price
Name    Date of Activity       Transaction    Transacted          Per Share

FAMR	10/17/2006		sold		3000		 .997709
FAMR	10/31/2006		buy	  	15000		 .943396
FAMR	10/30/2006		buy		3000		 .980392
FAMR	11/22/2006		buy	 	8100		1.006711
FAMR	11/24/2006		buy		8700		 .948953
FAMR	11/28/2006		buy		3550		 .974204
FAMR	12/04/2006		buy		11000		 .996377
FAMR	12/05/2006		buy		10000		 .885791



         (d) No person other than Mr. Lococo is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Not applicable

Item 7. Material To Be Filed As Exhibits.

      	Not applicable


SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:    December 19, 2006


By: /s/ Stephen J. Lococo
------------------------------------
Stephen J. Lococo
President